Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following is a transcript of Royal Bank of Canada’s First Quarter 2015 conference call held on February 25, 2015.]

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

CORPORATE PARTICIPANTS

 Amy Cairncross Royal Bank of Canada - VP & Head of IR

 David McKay Royal Bank of Canada - President & CEO

 Janice Fukakusa Royal Bank of Canada - Chief Administrative Officer, CFO

 Mark Hughes Royal Bank of Canada - Chief Risk Officer

 George Lewis Royal Bank of Canada - Group Head, Wealth Management & Insurance

 Jennifer Tory Royal Bank of Canada - Group Head, Personal & Commercial Banking

 Doug McGregor Royal Bank of Canada - Group Head, Capital Markets and Investor & Treasury Services

CONFERENCE CALL PARTICIPANTS

 John Aiken Barclays Capital - Analyst

 Robert Sedran CIBC World Markets - Analyst

 Gabriel Dechaine Canaccord Genuity - Analyst

 Peter Routledge National Bank Financial - Analyst

 Doug Young Desjardins Securities - Analyst

 Steve Theriault BofA Merrill Lynch - Analyst

 Meny Grauman Cormark Securities - Analyst

 Sohrab Movahedi BMO Capital Markets - Analyst

 Mario Mendonca TD Securities - Analyst

 Sumit Malhotra Scotiabank - Analyst

 PRESENTATION

Operator

 Good morning, ladies and gentlemen. Welcome to RBC's conference call for the first quarter of 2015. Please be advised that this call is being recorded.

I would now like to turn the meeting over to Ms. Amy Cairncross, VP and Head of Investor Relations. Please go ahead.

 Amy Cairncross - Royal Bank of Canada - VP & Head of IR

 Good morning, and thank you for joining us. Presenting to you this morning are Dave McKay, President and Chief Executive Officer; Janice Fukakusa, Chief Administrative Officer and CFO; and Mark Hughes, Chief Risk Officer.

Following their comments, we will open the call for questions from analysts. The call is one hour long and will end at 9:00 a.m. To give everyone a chance to participate, please keep it to one question and then requeue. We will be posting management's remarks on our website shortly after the call.

Joining us for your questions are George Lewis, Group Head Wealth Management and Insurance; Doug McGregor, Group Head Capital Markets and Investor and Treasury Services; Jennifer Tory, Group Head Personal and Commercial Banking; Zabeen Hirji, Chief Human Resources Officer; and Bruce Ross, Group Head Technology and Operations.

As noted on slide 2, our comments may contain forward-looking statements which involve applying assumptions and have inherent risks and uncertainties. Actual results could differ materially from these statements.

I will now turn the call over to Dave McKay.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 David McKay - Royal Bank of Canada - President & CEO

 Thank you, Amy, and good morning, everyone. Thank you for joining us today.

RBC had a record first quarter with earnings of over CAD2.4 billion, up 17% from last year, or up 12% excluding items in the prior year related to our Caribbean operations. Our results were driven by record earnings in Personal and Commerical banking and a very strong quarter in Capital Markets.

Our performance also reflects record earnings Investor and Treasury Services, continued strength in Insurance, and solid underlying earnings in Wealth Management. Our capital position remains strong, and I am pleased to report that this morning, we announced a CAD0.02, or 3%, increase to our dividend, bringing our quarterly dividend to CAD0.77 a share.

Overall, RBC had a great start to the year, and I'd like to highlight three key strengths of our quarter. First, is our record earnings in Canadian Banking. We have the number one or number two market position in all retail and business product categories, and we continue to gain market share across all of our core businesses while maintaining strong margins.

We continue to innovate and enrich our customer value proposition, and we've executed strategic marketing programs which helped drive solid volume growth of 5% over last year. This growth includes continued momentum in deposits, reflecting our focus on growing core checking accounts, a key anchor product for us. As I've explained before, clients typically start their relationship with us through a checking account, and we can typically sell an additional two or three products within the following three months.

We also had strong fee-based revenue, which was up 13% from last year, largely reflecting the power of our branch network to distribute mutual funds to our clients. We achieved double digit growth every quarter for more than two years.

A second key highlight is Caribbean Banking, which was profitable this quarter following two years of restructuring, during which, we repositioned the business and took out significant costs. While there are ongoing economic headwinds, we believe our Caribbean business can continue to deliver strong performance.

A third highlight is the strength of our global businesses. Capital Markets generated particularly strong trading results, especially in the US, as client activity increased on improved market conditions and increased volatility. We also had higher M&A activity and solid growth in our US and European investment banking and lending activities.

Investor and Treasury Services also had an outstanding quarter, driven by high levels of client activity in the foreign exchange markets and higher custodial fees. In addition, global asset management performed well with strong growth in client assets, and we continued to extend our reach to institutional investors in the US and select global markets through several new mandate wins this quarter.

While we are pleased with our first-quarter results, recent changes in the macro environment have created some headwinds. And let me provide you with some insight into how we are navigating through the environment ahead.

The price of oil declined 40% in Q1. While we've seen some stabilization and recovery over the past few weeks, the price of oil remains at levels that challenge the profitability of the sector. To date, we haven't seen any significant weakness in our oil and gas credit portfolio or in our retail portfolios and [the prairies].

Within this environment, we're conducting extensive stress testing to help us understand the potential impacts of persistently low oil prices on our business. And we're actively monitoring on an ongoing basis, which provides us significant visibility into early warning signals.

I would highlight the potential for some positive effects from lower oil and gas prices. For example, lower energy prices are expected to lead to increased consumer spending, which will help support GDP growth.

Additionally, a weaker Canadian dollar and improving US economy benefit our manufacturing sector. For example, in Ontario exports in Q4 were up 17% year-over-year. And on a national level, we saw wholesale volumes rise nearly 9% from a year ago in December, the strongest annual rate of growth since April 2010.

The impact of a lower oil price has also contributed to the depreciation of the Canadian dollar relative to the US dollar. We expect our dollar will remain under pressure as the US economy is projected to outperform the Canadian economy.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

This quarter, we benefited from translating our strong US earnings into Canadian dollars. As Janice will touch on in a moment, there was a negative impact on our capital ratios from foreign exchange. However, we hedge our balance sheet outside of Canada to offset much of this impact.

As you saw at the end of January, the Bank of Canada unexpectedly cut the overnight rate, partly in response to the macro headwinds I've just discussed. And it's possible we may see another rate cut as early as March. We've demonstrated very strong margin performance in Canadian Banking, though another rate cut would add incremental margin pressure.

Within a low-rate environment, we will have to be even more diligent about managing costs and driving efficiencies. From the significant investments we've made in recent years, we believe there's more we can do, particularly through the use of technology and digitization. Not withstanding these headwinds, I am confident that RBC's diversified and agile business model positions us well to continue to capitalize on opportunities created by the changing market environment.

I believe RBC's geographic diversification is a key strength. As we demonstrated this quarter, our global businesses and Capital Markets, Investor and Treasury Services, and global asset management have strong momentum and complement our Canadian franchise. In fact, in Q1, we generated approximately 34% of revenue and 26% of earnings from our US and international businesses. And City National will only increase our diversification.

We have a strong track record of driving efficiencies while also investing in our business for the long term. We also have a strong capital position, which gives us the flexibility to deploy capital to grow our business and return capital to shareholders as we did with today's announcement of a 3% dividend increase. And our strong capital position enabled the recently announced City National acquisition, which we believe will create a powerful platform for long-term growth in the US.

I will now turn it over to Janice to provide more details on our first-quarter results.

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Thanks, Dave, and good morning, everyone.

As Dave mentioned, we had a record quarter with earnings of over CAD2.4 billion, up CAD364 million or 17% from last year, or up CAD272 million or 12% excluding last year's loss on the sale of RBC Jamaica and other charges in the Caribbean. Sequentially, earnings were up CAD123 million, or 5%. We delivered a strong return on equity of 19.3%, driven by record earnings in Personal and Commercial Banking and investor and Treasury Services, strong performance in Capital Markets, and solid underlying results in Wealth Management and insurance.

As Dave noted, a significant portion of our revenue is generated outside of Canada. Given that the Canadian dollar declined 7% on average, relative to the US dollar, just this quarter, our earnings benefited from foreign exchange translation of CAD34 million compared to last quarter. And this was predominantly in Capital Markets.

I would also point out that approximately half of our balance sheet is denominated in US dollars, so the weaker Canadian dollar had a significant impact. In fact, approximately half of the growth in our balance sheet this quarter was related to FX.

Turning to capital on slide 8. Our Common Equity Tier 1 ratio was 9.6%, down 30 basis points from the prior quarter, as strong internal capital generation was more than offset by higher risk weighted assets, reflecting FX and business growth mainly in Capital Markets. Of the total increase in risk weighted assets this quarter, over half was due to FX, and the balance was volume growth.

Through our hedging program, we offset approximately three quarters of the impact of FX on our capital ratios. I would note that this quarter, our capital ratio was also impacted by a lower discount rate, which increased our pension obligation.

Looking forward, we continued to target a CET1 ratio of 9.5% with a buffer of 20 to 30 basis points. We expect that through internal capital generation, our CET1 ratio will increase in the coming quarters as we work towards closing the previously announced acquisition of City National, which is targeted for the fourth calendar quarter of 2015. During this time, we expect to maintain our ongoing capital management program, which includes funding all organic growth and returning capital to shareholders through dividends and also share buybacks at the margin.

Overall, we're comfortable with our capital position, and our solid financial performance supports our announced dividend increase. I would also point out that this quarter, we began disclosing our Basel III leverage ratio, which was 3.8% above the Basel III minimum of 3%.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

Let me now turn to the quarterly performance of our business segments, starting on slide 9. Personal and Commercial Banking recorded record earnings of over CAD1.2 billion, up CAD184 million or 17% from last year on a reported basis. Excluding last year's losses and provisions in Caribbean banking, net income was up CAD92 million or 8%. On a sequential basis, earnings were up CAD104 million or 9%.

Canadian Banking reported record earnings of over CAD1.2 billion, up CAD83 million or 7% from last year. Our performance reflects strong growth in fee-based revenue of 13%, mainly from higher mutual fund distribution and credit card fees as well as solid volume growth of 5%. Sequentially, Canadian Banking earnings were up CAD10 million or 1%.

I would remind you that our results last quarter included favorable net cumulative accounting adjustments of CAD40 million after tax. This quarter, our net interest margin was 2.68%, up 2 basis points sequentially. Excluding certain accounting adjustments last quarter, which lowered our margins by three basis points, our net interest margin was down one basis point sequentially, as the result of ongoing competitive pressures.

Turning to expenses. This quarter, Canadian Banking expense growth was in-line with revenue growth. Expenses increased from last year, due to higher staff costs, which included higher share-based compensation, reflecting annual accrual for employees eligible to retire. We also continued to invest in infrastructure and marketing strategies to grow our business.

Going forward, we continue to target operating leverage for Canadian Banking in the 1% to 2% range. And we believe our operating leverage should continue to improve throughout the year.

Turning to Caribbean banking and US banking, our results reflect a strong quarter of positive earnings in the Caribbean, where we've done a lot of work to restructure our operations, including taking costs out and improving our pricing model.

Turning to slide 10, Wealth Management had earnings of CAD230 million, down CAD5 million or 2% from last year and down CAD55 million or 19% from last quarter. We had an after-tax restructuring cost of CAD27 million related to the repositioning of our US and international Wealth Management businesses, which we believe we are now halfway through. We also have PCL of CAD13 million on a couple of international accounts.

Excluding the restructuring charges, earnings in Wealth Management were up CAD22 million or 9% over last year and reflect solid growth in our global asset management and Canadian Wealth Management businesses. Assets under management and assets under administration were up 17% and 14% respectively over last year, due to FX, capital appreciation, and net sales. This growth was partially offset by lower transactions revenue, reflecting lower client activity and fewer new issuances, due to the volatile market conditions this quarter.

Wealth Management expenses were elevated this quarter, largely reflecting the restructuring costs I just mentioned as well as foreign exchange translation. Our expenses also reflect higher staff costs, mainly in global asset management, where we're continuing to invest for the long term, as this business is a key growth platform for RBC.

Moving to Insurance on slide 11. Net income of CAD185 million was up CAD28 million or 18% from last year, largely due to higher earnings from two new UK annuity contracts, improved claims and policy experience, as well as net investment gain. Sequentially, net income was down CAD71 million or 28%, as last quarter, we benefited from both favorable actuarial adjustments, reflecting management actions and assumption changes, as well as a cumulative adjustment related to outstanding retro session claims.

I would also note that our Insurance results now include the negative impact of a change in Canadian tax legislation, which began impacting our foreign affiliates in November 2014. The tax law change will continue to impact the Insurance segment's tax rate, going forward.

Investor and Treasury Services had a record quarter, with earnings of CAD142 million, up CAD36 million or 34% from last year and up CAD29 million or 26% sequentially. This quarter, we benefited from exceptionally high levels of client activity in the foreign exchange forwards markets and higher foreign exchange transaction volume. This was largely driven by favorable market conditions, including increased market volatility, which we don't believe will continue to the same degree, going forward.

Turning to Capital Markets, we had a strong quarter. Net income of CAD594 million was up CAD89 million or 18% over last year. As I mentioned, earnings in Capital Markets benefited from foreign exchange translation. FX and market volatility were also large components of business growth, particularly in our secured funding business where activity was very strong this quarter.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

Our equity in fixed income results improved, reflecting higher client activity from favorable trading conditions, including increased market volatility. I'd like to highlight that our European fixed income results have improved substantially as we've refocused the business. We also had higher M&A activity in Canada and the US and solid growth in our US and European investment banking and lending activities.

Compared to last quarter, net income was up CAD192 million or 48%, driven by revenue growth across most of our businesses, which was offset in part by higher variable compensation. I would remind you that last quarter's earnings were unfavorably impacted by funding valuation adjustments and our exit of certain proprietary trading strategies, which together, totaled nearly CAD100 million.

Overall, it was a very strong first quarter for Capital Markets. Our pipeline looks strong, and heading into the second quarter, we feel good about how our businesses are performing.

With that, I'll turn the call over to Mark.

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Thank you, Janice, and good morning.

Turning to slide 15, our credit quality remains strong and, in fact, improved from last quarter. Provisions for credit losses on impaired loans this quarter were CAD270 million or 24 basis points, down CAD75 million or 7 basis points from last quarter, mainly reflecting lower provisions in Caribbean Banking and Capital Markets. Caribbean and US banking PCL was CAD18 million, down CAD60 million sequentially, as last quarter included increased provisions on our impaired residential mortgage portfolio in the Caribbean.

This quarter, as Janice mentioned, Wealth Management had provisions of CAD13 million, related to a couple of international accounts. With respect to Capital Markets, this quarter, we had provisions of CAD5 million, largely related to a single account in the utilities sector.

Let's turn to slide 16, which focuses on our Canadian Banking retail portfolio. Provisions in Canadian banking were CAD234 million or 26 basis points, down CAD2 million or 1 basis point from last quarter. Our credit card provisions remained near historical lows at 245 basis points, up 14 basis points sequentially, due to seasonality.

Provisions in our small business portfolio decreased 15 basis points from last quarter, and our residential mortgage portfolio, which is well-diversified across Canada as highlighted on Slide 17, makes up 65% of our retail portfolio. It continues to perform well with provisions this quarter of two basis points, consistent with our historical performance.

Given the decline in oil prices, I will make a few comments about our exposure to this sector and how we're managing our portfolio. As you can see on slide 19, we've enhanced our disclosure this quarter to provide more transparency on our wholesale oil and gas exposure, which was previously reported as part of the energy sector along with utilities.

Our drawn loan book exposure to the oil and gas sector represents around 1.5% of RBC's total loan book. Over 60% of our loan book is to exploration and production companies, while around 20% is to drilling services companies, with the remaining balance to integrated companies, refiners, and distributors.

We have not yet seen any stress in our portfolio. As expected, we are seeing some clients drawing on their lines, given the environment. We have identified names that could be under pressure if oil prices remain at current levels for a further sustained period, and we're closely monitoring those companies for any early warning signs.

We are also monitoring retail portfolios. And this allows us to proactively reach out to clients and engage in the discussion if we see early signs of financial stress. Beyond active monitoring, we have stress tested both our wholesale and retail portfolios, given the CAD45 oil price for a sustained period of time, a significant increase in Canadian unemployment and interest rates, and a national downturn in the real estate market, as well as a recession in Alberta. Under this extreme scenario, we have determined the potential losses would still be manageable and within our risk appetite.

Turning to slide 20, gross impaired loans and new impaired loan formations increased this quarter, largely due to the two international Wealth Management accounts I mentioned earlier as well as foreign exchange. Turning to slide 21, in the first quarter, average market risk -- value at risk increased CAD7 million to CAD33 million, due to the implementation of funding valuation adjustments, or FVA, at the end of the prior quarter and the impact of the depreciating Canadian dollar.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

Our first quarter average market risk stress VAR was CAD107 million, up CAD29 million from the prior quarter, largely due to the implementation of FVA. While stress VAR was elevated in the first quarter compared to recent historical levels, it has since returned to a more normalized level.

We had three days of trading losses in the quarter, with none of the losses exceeding VAR. Overall, I am pleased with our credit performance this quarter and am comfortable with how we're managing our businesses from a risk perspective, given the macroeconomic headwinds.

With that, operator, we are ready for Q&A.
 QUESTION AND ANSWER

Operator

 Thank you.

(Operator Instructions)

Our first question is from John Aiken from Barclays. Please go ahead.

 John Aiken - Barclays Capital - Analyst

 Good morning.

Mark, quick question for you -- well actually, first off, thank you very much for the -- on the expanded disclosure on oil and gas, but of course, it leads to other questions. Can you let us know what the undrawn commitments were, as at the end of Q4 for oil and gas?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Yes. They're about CAD12 billion for oil and gas, plus an incremental of about CAD1.5 billion for trading lines.

 John Aiken - Barclays Capital - Analyst

 Great, thank you very much.

And then, in terms of Wealth Management, we talked about the expenses and growing the business drawing -- impeding some of the profitability. But we have seen revenues lagging the AUM and AUA growth. Can you give us some sense of outlook, through the remainder of the year, what we should be seeing on revenues and whether or not we can expect to see heightened expenses coming through on these lines, as you do try to grow out the business?

 George Lewis - Royal Bank of Canada - Group Head, Wealth Management & Insurance

 Thanks very much, John. I'll take it. It's George Lewis.

A couple of points. I think, first of all, in terms of our quarterly results, as Dave and Janice mentioned, we did have very solid underlying growth and particularly in our Global Asset Management business, where we are seeing year-over-year increases in earnings in line with our AUM growth of 17% in that business. So that's not only a future growth business for us, but a very solid contributor to the segment.

Secondly, we did have elevated expenses. I would say that, overall, from a Wealth Management segment point of view, we had strong client-asset growth. But we were disappointed that we were not able to deliver more of that to the bottom line.

And that had two components to it. One was the restructuring charge for our US international Wealth business. And I would say, you'll recall, that program will take some time.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

We incurred a charge in Q4. I'd say we're about 50% of the way through that program. We expect to be largely complete in 2015, but even excluding that restructuring charge, we only generated modest, positive, operating leverage this quarter. So we are very focused on aligning our expense structure, particularly as we narrow our international footprint, to bring that rate of expense growth down and to generate higher operating leverage for our core earnings, going forward.

 John Aiken - Barclays Capital - Analyst

 Thanks, George.

And in terms of the restructuring that you're doing on the international side, what can we expect, in terms of the headwind to AUA coming out of that?

 George Lewis - Royal Bank of Canada - Group Head, Wealth Management & Insurance

 John, I think that will be a matter that you're already seeing a bit of an impact from that this quarter, as we exit some locations. I think the important thing to note there is that, I would say, the revenue per AUA that we're exiting would be below our segment average.

So this is a good move on our part. It's reducing our risk profile. It's reducing our cost structure.

And when we get through this program, we'll actually have a much stronger segment with positive operating leverage. And you'll see, actually, more of the earnings power of our large, high-performing businesses coming through in the overall segment.

 John Aiken - Barclays Capital - Analyst

 Great. Thanks for the color George. I'll requeue.

Operator

 Thank you. The following question is from Robert Sedran from CIBC. Please go ahead.

 Robert Sedran - CIBC World Markets - Analyst

 Hi, good morning.

I just want to ask about the Canadian margin. Dave, I think you touched on it a little bit, but specifically, the partial cut in prime that followed the Bank of Canada move earlier this year. Everyone else can say they followed you, I guess, but you guys went first.

So why was 15 basis points the right number? And should we assume that if the Bank moves again, that it will be a similar partial response on prime?

 David McKay - Royal Bank of Canada - President & CEO

 Thanks for the question.

We took a number of factors into consideration, obviously, when we moved prime down -- our rate down by 15 basis points a few months ago. When we look at our funding costs, we look at the environment, we look at the structure of our business, and that was the appropriate decision at the time. And we'd take the same variables into consideration for any future prime decrease.

The probability of that decrease seems to be less than it was, maybe, a week ago or a month ago, as you read the current economic environment and some of the signaling that's coming from the Bank of Canada. But the same variables will go into that, and funding costs is a big part of that, and understanding how the markets reacting and how we fund our lending positions.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

We look at it all, so it's hard for me to predict how we'll react, obviously. And as far as understanding our margins, a number of variables go into our margins, including the shape of the yield curve and -- beyond the Bank of Canada rate cuts. So take all that into consideration.

I think our overall view is that, with the competitive environment, the shape of the yield curve, the greater shorter-term pressure on rates, that we'll continue to see a very slow margin declines over time that you've seen, one to two basis points here and there. So nothing drastic, but that continues to be our call.

 Robert Sedran - CIBC World Markets - Analyst

 But that probably would have been your outlook even before the move. So I guess it's fair to say that the partial cut in prime was able to offset some of the other pressure that might have come, had you have moved prime in line with the Bank of Canada. Is that fair?

 David McKay - Royal Bank of Canada - President & CEO

 Right. We're looking at our historic margins in our variable rate mortgage book, and we're looking at our funding costs. And all those go into it, and we're able to manage it somewhat -- not offset completely any impact, but certainly manage it -- offset if it does stimulate demand, you have increased volumes in demand to offset that from a revenue perspective. We're very happy with our volume growth and our revenue growth and our margins in a difficult operating environment around competition and low rates. So I think it's good performance by the business.

 Robert Sedran - CIBC World Markets - Analyst

 Okay. Thank you.

Operator

 Thank you. The following question is from Gabriel Dechaine from Canaccord Genuity. Please go ahead.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Good morning.

Firstly on the capital situation -- so the big FX hit was more than I expected to see this quarter. Are you still on track to be around 10% core Tier 1 ratio, post the City National acquisition? And if you can, what's the wiggle room around that figure you think you have?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Hi, Gabriel, it's Janice.

Good question. And we're managing our CET1 ratio at 9.5, plus a range of 20 to 30 basis points -- a buffer above the 9.5. So we had very large FX movements, and when we look to the balance of the year, we are managing it in accordance with what City National will do to our ratios. So we expect to be back at the 9.8, 9.9 range and then up a little bit higher, leading up to the acquisition.

And all of that has to do with pretty solid earnings accretion, if we look at what we will be building. And so we're right on plan to fund City National, as we spoke about when we announced the transaction.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 So organic capital generation -- what number should I use? CAD[20 million], CAD[25 million]? It was CAD[40 million] this quarter, and that seems a little bit high.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 I think that if you look at our medium-term objectives, what we're saying is that we see the trajectories in line with our medium-term objectives, in terms of our earnings growth. We're also looking more actively at hedging some of the potential downside on the US dollar strengthening. So with those two activities, you'll see a pretty strong organic capital build through to the -- leading up to the City National acquisition.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Okay.

But the likelihood of you having the top up -- to stick strictly to that 10% to top up your capital ratios in another manner, like an equity raise, that's very low probability, I imagine?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 At this point, I think it is low probability, given our trajectories.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Okay.

And just a quick one, on the tax rate. So we're at 24% effective tax rate because of that [thaffy] stuff, I guess. Is that the run rate we should be using from now on, as the international -- insurance business tax rate increase is higher, now?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 I think that it's not a real driver in our overall tax rate. At the margin, it would be, maybe, a couple of basis points. I think we should still look at a rate in the 23% to 24% to 25% range.

The more important driver for us is earnings-mix. And as you know, that we are earning, on a geographic basis, a higher rate of growth of earnings in the US versus in other jurisdictions. And that's more of a driver of our combined rate.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Okay, thank you. Appreciate the answers.

Operator

 Thank you. The following question is from Peter Routledge from National Bank Financial. Please go ahead.

 Peter Routledge - National Bank Financial - Analyst

 Hi, thanks very much.

Just wanted to ask about your -- Mark, just get your thoughts on unsecured household credit Canada generally, and then how you think Royal is positioned. I guess the main question is Royal's relative or proportion to exposure to unsecured household credit is a bit higher than peers. And why shouldn't we be worried about that?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Thank you for the question.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

Obviously, with the economic conditions, the macro conditions, it is obviously something that we focus on a lot. The headline household debt number of 163% or 164% across the country is one that gets a lot of attention.

We do have a lot of focus on this. We try to consider more around the debt service of our clients, as opposed to the household debt. And debt service ratios continue to be very low.

We do have -- a fair amount of our portfolio is on a fixed rate, as well. And yes, we do have lower insured numbers than some of our competitors, although our LTVs continue to be in a very good range. So when you add all of the metrics together, LTVs, debt service ratios, fixed rate, we remain extremely comfortable with our portfolio.

 Peter Routledge - National Bank Financial - Analyst

 Thanks.

In terms of unsecured, is the underlying credit quality of Royal's customers higher or better than your peers, do you think? Is that why we shouldn't really be worried about unsecured debt?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 I wouldn't necessarily comment on our competitors, but certainly, our FICO scores, our credit scores are very strong over -- well over 700 basis points -- that 700 FICO score. So we do have good customers, certainly.

 David McKay - Royal Bank of Canada - President & CEO

 Peter, what I would add is, if you look at the last recession, that we went through in 2008 and 2009, and how our unsecured book performed, it's performed very consistently over the last two or three recessions. And the unsecured book you're referring to is roughly half credit cards, half revolving credit lines that are unsecured -- 50/50.

They've performed very consistently with around a 50% volatility factor to 60% volatility factor through a cycle. So I think that points to a consistent credit profile, the fact that we lend through a cycle on that portfolio, and we certainly stress and think through that full cycle when we make an origination decision. So it's the predictability and stability it of that performance.

And when you look at the margins we earn on unsecured credit, they're some of the healthiest margins we have, particularly on the credit card side, obviously. So when you factor in margins, expected loss, volatility, this is good business for us and one that we monitored through a number of cycles.

 Peter Routledge - National Bank Financial - Analyst

 In terms of mitigating a deterioration, one behavior probably will occur, people will start to draw on their unsecured lines as they get worried about the future. What --

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Certainly, if you look at the last recession, the first portfolio that showed signs of stress was actually the auto secured portfolio, then the credit card portfolio. Auto secured can show stress in the three- to six-month timeframe. Your card book could start to show stress in a 6 to 12. It was actually the mortgage book was more in the 12- to 24-month lag -- stress to economic deterioration.

So you're right, but it's not necessarily the unsecured that always goes first. Some of the secured, higher-risk portfolios go first. So I think there's a mix there that we watch very carefully, and as we've talked about a number of times, we've got proprietary lending systems that allowed us to perform the way we did through the last cycle. And we continue to use very advanced monitoring capability with our customers to watch for signs of stress and deterioration and act proactively to manage that account.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Peter Routledge - National Bank Financial - Analyst

 You'll have the knowledge and flexibility to cut lines that you might get worried about, based on behavior?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 We do.

 Peter Routledge - National Bank Financial - Analyst

 Okay, thank you.

Operator

 Thank you. The following question is from Doug Young from Desjardins Capital Markets. Please go ahead.

 Doug Young - Desjardins Securities - Analyst

 Hi, good morning.

Just the one area. It's small, but I wanted to get a little more detail, was on the PCL and Wealth. I guess I was surprised by that. And it sounds like there's two accounts, but there is a sizeable increase in impaired loan formations, related to those two accounts. So I was just wondering, can you give a little more detail in how should we be thinking -- is there more noise to come from this, through 2015?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Hi, it's Mark here.

Certainly, Wealth Management does have a loan book -- a credit book. It is a secured loan book, but as with any credit decisions that you make, there will be times when there will be a PCL. Individual customers will have unfortunate situations. I think within Wealth Management, it is very much more on a individual, very selective type of basis that we would expect to see it, but you can not rule it out, once you have credit decisions.

 Doug Young - Desjardins Securities - Analyst

 And what type of accounts are these? These are like -- can you give a little more detail on that?

 George Lewis - Royal Bank of Canada - Group Head, Wealth Management & Insurance

 Sure. Doug, it's George, here.

And I would also note, as we did in Mark's remarks, that these relate to our US and international business. They're two clients, and I would say they're somewhat related to our restructuring efforts, as we exit certain businesses in that area.

So I agree with Mark. We extended loans. We're quite comfortable with our overall credit strategies within the Wealth business. We do see PCL from time to time. This would be at a level that's somewhat elevated, compared to our average, but consistent with our risk appetite.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Doug Young - Desjardins Securities - Analyst

 And so it doesn't sound like you're concerned that you're going to see much noise. Is that the proper way to think of it?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Certainly, I don't expect to see much noise. But I think that it would be wrong for me to suggest we will never see anymore ongoing PCLs. There will be -- when you have credit decisions, every now and then, it will go up and down. But we believe this is a secured lending business, and it would be on a very selective basis.

 Doug Young - Desjardins Securities - Analyst

 And then, just if I could follow-up, the Canadian operating leverage was zero. It sounds like, from your comments and remarks, that you're comfortable you can get some operating leverage the remainder of this year.

Can you talk a bit about what you expect from an operating leverage through this year? And what levers do you think you can pull on the expense side, if there are levers? Can you talk a bit about that? Thanks.

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 Thanks. It's Jennifer, Doug.

We remain committed to managing the trajectories of our expense growth against revenue growth, as we did this quarter, to continue to target operating leverage in the 1% to 2% range and continuing to drive our efficiency ratio lower, as well. As Janice said, our outlook is that our operating leverage should continue to improve throughout the year.

We have a number of levers that we employ, including carefully managing attrition, combining roles, focusing, as Dave mentioned, on digitizing our processes and improving overall operational effectiveness. An example is we've grown our business by over 40% since 2009, but our headcount is down over the same period. And in fact, over the past 12 months, our headcount is down over 600. So we're quite comfortable that we have the levers that we can pull, but we're continuing to look for other opportunities to make sure that we adjust, as margins continue to be under pressure.

 Doug Young - Desjardins Securities - Analyst

 Great, thank you.

Operator

 Thank you. The following question is from Steve Theriault from Bank of America Merrill Lynch. Please go ahead.

 Steve Theriault - BofA Merrill Lynch - Analyst

 Thanks very much.

First, just a quick follow-up to Doug's question. So the two clients -- were they in the same geography? And I ask because last time we saw any credit issues in the division, I think it was a stop-loss or an absence of stop-loss issue in Asia. Is it something similar, or as you suggested, does it have more to do with exiting certain areas?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 They're not in Asia. They are both related to the Caribbean business, as we're exiting down there.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Steve Theriault - BofA Merrill Lynch - Analyst

 Okay, that's helpful.

And then for Janice, I just want to ask on the hedging side. The CAD41 million that you mentioned in your road map as the year-on-year lift from FX, just want to confirm that's after hedging? And wondering if the Canadian dollar remains unchanged, if that impact increases next quarter?

So I guess I just want to be clear on whether the hedging comes into the P&L all at once or more slowly. And if you could elaborate, if you're suggesting that you might undertake some hedging to protect versus the downside, what's the implication there?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 So, Steve, all of the hedging comes in through other comprehensive income, so it doesn't hit the P&L. We actually hedge some of our US dollar investments so that they are investments in subsidiaries, so that would be all coming in through foreign currency translation. So the actual underlying would convert, and the mark-to-market on the hedge also goes through other comprehensive income. So that's where all of the activity is.

If you look at the road map, you see the impact on capital and basis points, that's why we're sizing it that way. Because it is not, none of that hedging is going through income.

 Steve Theriault - BofA Merrill Lynch - Analyst

 But in the road map, did you not point out CAD41 million that does drop to the bottom line from the --

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Oh, I'm sorry. You were talking about the CAD41 million in earnings. That's strictly foreign currency translation on earnings.

 Steve Theriault - BofA Merrill Lynch - Analyst

 So there's no hedging offset to that number?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 No.

 Steve Theriault - BofA Merrill Lynch - Analyst

 So that won't necessarily rise next quarter? There's no sort of smoothing on that?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Right, because we do not hedge our future earnings. So that's strictly translation, as we earn it and translate it to Canadian dollars. We only hedge our equity.

 Steve Theriault - BofA Merrill Lynch - Analyst

 Okay.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

And just while I have you, then, your 23% to 25% tax rate that you mentioned, is it fair that that's a couple hundred basis points higher, at either end, on a TEB basis, or were you speaking to a TEB basis?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 That would be as reported. So it's on a TEB basis because it's at the enterprise level. So with TEB, it's in the capital market segment, but then it comes out in corporate support. So I'm talking about the enterprise, effective tax rate.

 Steve Theriault - BofA Merrill Lynch - Analyst

 Okay, thanks for that.

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Okay.

Operator

 Thank you. The following question is from Meny Gruaman from Cormark Securities. Please go ahead.

 Meny Grauman - Cormark Securities - Analyst

 Hi, good morning.

Question about the Caribbean. Saw an improvement there. And I'm wondering how much of it is related to changes on the ground? So actual -- are you seeing the actual economies improve or stabilize, or is it really just a function of sort of your Company-specific initiatives coming to fruition?

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 Hi, Meny, it's Jennifer.

I'd say we're very pleased with the results this quarter. I'd say that there's still a challenging economic environment, but we're hoping that, with the improvement in the US economy, they'll benefit from an increase in tourism. Our results, clearly, are demonstrating that our focus on strengthening our overall business performance over the past several years, through quality asset growth, pricing strategies, and obviously dramatic efficiency management initiatives, have really translated into our improved performance.

 Meny Grauman - Cormark Securities - Analyst

 And then just another question, going to the Capital Markets business. Definitely noticing the growth in US revenue being much stronger than Canada, and I'm wondering, as you look out into the future into the rest of 2015, how do you contrast the different growth expectations in Capital Markets, specifically between Canada and the United States?

 David McKay - Royal Bank of Canada - President & CEO

 The Canadian business is actually holding up pretty well. We recently lead a large deal for Sonovis, and I think there will be, probably, reasonable activity in Alberta, which has a big impact on the Canadian investment banking business. The loan book in Canada has been growing at a much slower rate than in the US because it was, largely, billed out several years ago.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

I think that you'll continue to see more growth in revenue and earnings, certainly, through this year and in the foreseeable future, because we are continuing to acquire new clients and get better leverage with clients we've recently acquired. I mean, we have significantly more revenue in the US than we do in Canada now, and we have a loan book that's 50% bigger in the US than in Canada. So I would expect we're going to see continued growth in the US and probably at a greater pace than Canada.

 Meny Grauman - Cormark Securities - Analyst

 Thank you.

Operator

 Thank you. The following question is from Sohrab Movahedi from BMO Capital Markets. Please go ahead.

 Sohrab Movahedi - BMO Capital Markets - Analyst

 Thank you. Just a couple questions.

Mark, when you do the stress testing on the portfolio, what sort of unemployment rate do you assume in Canada?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Thank you.

When we do stress testing, of course, we do multiple stress tests. It's not individual. It's not just one stress test. And so some of our stress tests have unemployment actually as staying where it is. Others do have it going up.

One that comes to mind has it going up by close to 2%. Another one has it going up by close to 3%, and another has it staying flat. So that's -- our job is to do multiple stress, trying to understand how the combination, the various economic effects, would have on our portfolio.

 Sohrab Movahedi - BMO Capital Markets - Analyst

 Okay.

And when you think about your internal-risk ratings of corporate borrowers in particular, are you seeing any negative migration?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 At this point in time, no, we have not. As I think I might have reported on the previous call, we have done stress tests, and we have put some of our facilities and clients onto our watch list. But in terms of actual risk ratings, we have not seen that impact, so we're really, I think being, at this point, cautious.

Needless to say there are companies that we're working with because we foresee the next coming months could be a challenge for them, if oil prices don't go up. But at this point, the portfolio is very stable.

 Sohrab Movahedi - BMO Capital Markets - Analyst

 So the watch list is stable?

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 We have not added anything since we did the last stress test.

 Sohrab Movahedi - BMO Capital Markets - Analyst

 Okay, thank you.

And maybe, just quickly, for Janice. Janice, how much -- I know you said about 50% of the balance sheet is in US dollars. There's been some increases in the asset levels. The one that kind of stood out was the derivatives balances are quite a bit higher. Any color around that?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 So you'll notice that both the DRA and DRL blew out, and half of that is related to FX, and the other half would be the market volatility -- so spreads widening on the same contracts. So it's both of those aspects, both market-driven.

 Sohrab Movahedi - BMO Capital Markets - Analyst

 Okay, thank you very much.

Operator

 Thank you. The following question is from Mario Mendonca from TD Securities. Please go ahead.

 Mario Mendonca - TD Securities - Analyst

 Good morning.

Question for Mark Hughes -- you used the adjective manageable, and you described that the losses, based on your stress tests, are within the risk appetite. But those adjectives aren't as meaningful as they need to be for the purposes of our analysis, so can you help me think through, what does manageable mean? I suspect it means that Royal's capital, certainly, doesn't become impaired. That would be an obvious statement, correct?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Yes.

 Mario Mendonca - TD Securities - Analyst

 Does the Bank stay profitable?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 Yes.

 Mario Mendonca - TD Securities - Analyst

 So what does manageable mean, just a 20% to 30% decline in earnings? Or does it mean that the Bank's earnings growth just becomes very modest?

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 The way I think of it, anyway, which is why I put manageable and risk appetite in the same sentence is, as we previously said, our over-the-cycle risk appetite for PCL would be 40 to 50 basis points. Currently, we're at 24. So in any of the stress scenarios, we would stay within that outlook.

 Mario Mendonca - TD Securities - Analyst

 That's very helpful. So the unemployment scenarios you gave us, the 0 to 300 basis points, and you stay within that 40 to 50.

And then on real estate, you also said that your stress tests include something to do with real estate. What are we referring to, there, a 20% decline in home values? Is that a reasonable thing to put into the stress test?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 We have some at 10%, we have some at 20%, we have some at 25%.

 Mario Mendonca - TD Securities - Analyst

 That's very helpful.

If we could just move on to Capital Markets, then, the equity trading numbers were very strong, and certainly, I know this isn't the cash equities because that's the business I'm in. So what -- and we saw this at BMO as well -- what's going on in equity trading? Presumably, it's derivatives. Could you add some color there?

 Doug McGregor - Royal Bank of Canada - Group Head, Capital Markets and Investor & Treasury Services

 Yes, I can. It's Doug.

The equity numbers benefited from a number of things. First, there's some FX because we're bigger in the US than we are in Canada.

The second thing is, you're correct, that the equity volatility trading and trading around convertibles and call spread trading was profitable as well. And as a business, we've just gotten better at it and more active in, as we lead more convertible transactions in the US.

But I would say, overall, as well just the cash -- that has cash equities in it. And the cash equities business has been good with the volatility, both here and the US. And we're growing our business in Europe. So it's a combination of all those things.

 Mario Mendonca - TD Securities - Analyst

 Okay.

And while I've got you, there have been periods in the past when interest rate volatility, like the interest rate volatility we saw this quarter, caused client activity to really just go away and caused Royal to report weak trading quarters. What was different about this quarter that would have lead to more client activity from all this interest rate volatility?

 Doug McGregor - Royal Bank of Canada - Group Head, Capital Markets and Investor & Treasury Services

 I think the period you're referring to most recently is the credit spread blowout and a drop in rates in the last quarter of last year. I think this quarter, the moves weren't as violent, frankly, and they were persistent. And it really, as the quarter migrated, we saw a tightening of credit and just an improvement in trading conditions. So I don't know that I'd would put it in any other way.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Mario Mendonca - TD Securities - Analyst

 That's helpful, thank you.

Operator

 Thank you. The following question is from Sumit Malhotra from Scotia Capital. Please go ahead.

 Sumit Malhotra - Scotiabank - Analyst

 Thank you. Good morning.

My first question is for Jennifer, and it relates to fee-income in Canadian banking. Even if I adjust for the, I'll term it the back and forth that you had between the net interest income and fee-income line in Q4, it still seemed like you had a decent sequential increase in the fee-income line, which, obviously, helped the result this quarter.

There was some mention in the report to shareholders about mutual fund distribution fees, and then, specifically, card revenues. We've heard some different comments on that line thus far this quarter, and I was hoping you could give me more color on what drove a relatively strong, card service revenue trend for you in Q1.

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 Thank you for the question, Sumit.

We're continuing to have strong performance in our card business, strong client activity, and strong new card acquisition. And the strong fee based revenue does continue to come from our credit card business and client activity, as well as a continued strong performance in our mutual fund business.

So it is still those two that are the major contributors to the performance. And, frankly, our cross-sell that we're continuing to drive through those products and services to continue to drive our fee-based income.

 Sumit Malhotra - Scotiabank - Analyst

 And Jennifer, if I stay with you or, maybe, to tag in Dave, here. Dave, you've certainly been vocal about some of the offsets that the Bank has available to it, in advance of the interchange implementation or fee reduction implementation that's due to come in April. Can you talk to us about whether some of those offsets have already been put in place, or is that something that you're holding off on until we get closer to that time?

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 It's Jennifer, Sumit.

We have a playbook that we've put together of various options that we can employ. And at this point, we're still looking at which ones, if any, we want to move forward with.

The changes don't take place until later in April. And so at that time, we'll look at the situation around our interchange revenue and make our decision.

 David McKay - Royal Bank of Canada - President & CEO

 So the strong results you're seeing in cards don't reflect changes that we've made to offset the potential impact from reduced interchange.

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Sumit Malhotra - Scotiabank - Analyst

 So I shouldn't necessarily look at the aggregate revenue growth in the segment this quarter and say, there's definitely a decline because of interchange, since there may be offsets that you can bring forth?

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 Well, I think what we're saying is, there's nothing we've employed, at this point, that has driven that improved revenue growth. And so yes, going forward.

 David McKay - Royal Bank of Canada - President & CEO

 Some of our competitors have moved on interest rates and [premium] pricing.

 Jennifer Tory - Royal Bank of Canada - Group Head, Personal & Commercial Banking

 But we've not moved on any, at this stage.

 Sumit Malhotra - Scotiabank - Analyst

 That's helpful.

And one very quick one for Janice, hopefully a quick one, a numbers question. In regards to City National, I know I have my estimate, and you can probably back into some of the statements you've given. But have you provided, and I don't think you have, have you provided a pro forma estimate of what the acquisitions impact is on CET1? And just to get the ball rolling, if I say, in the ballpark of 90 basis points, is that a reasonable estimate?

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Well, we haven't provided a pro forma estimate, but when you look at the purchase price, I think a good way to look at it is half of the price is paid with shares. And that will entertain our goodwill investment and goodwill. And then, we bring their balance sheet on.

So if you look at their balance sheet, I think it's about CAD2 billion to CAD3 billion of our (inaudible) -- just a rough, rough estimate. So that's what we're building towards, in terms of the internal capital generation, to be able to accommodate that.

 Sumit Malhotra - Scotiabank - Analyst

 All right. I think we're going about it the same way, but I might follow-up with you offline. Thanks for your time.

 Janice Fukakusa - Royal Bank of Canada - Chief Administrative Officer, CFO

 Okay.

Operator

 Thank you. The following question is from Gabriel Dechaine from Canaccord Genuity. Please go ahead.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Oh, just had a quick follow-up on the trading, kind of similar to Mario's, I guess. But in the past, you've flagged some out-sized trades that benefited your trading results in any given quarter. Were there any of those this time around, or is that just simply volume?

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FEBRUARY 25, 2015 / 01:00PM GMT, RY.TO - Q1 2015 Royal Bank of Canada Earnings Call

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 I would say that there's no trades like the one we flagged previously. As I said earlier, we did have some good results trading some convertible call spreads, but I'm reluctant to tell you it won't persist. So given the volatility in the markets around equities, that part of the business is just performing quite well.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 There was one of your big US peers that made some positive comments on February. Is that consistent with what you're seeing, then?

 Mark Hughes - Royal Bank of Canada - Chief Risk Officer

 The business continues to be good.

 Gabriel Dechaine - Canaccord Genuity - Analyst

 Okay, thank you.

Operator

 Thank you. That is all the time we have for questions today. I would like to return the meeting to Mr. McKay.

 David McKay - Royal Bank of Canada - President & CEO

 Thank you.

Before we end the call, I'd like to reiterate how pleased we are with our record first-quarter results. While the industry faces some headwinds, as I noted in my earlier remarks, there are a number of reasons why I'm confident that the RBC franchise is strong and well-positioned to manage through this environment and continue delivering long-term value to our shareholders. Thank you, everyone, for joining us, and have a nice day.

Operator

 Thank you. That concludes today's conference call. Please disconnect your lines at this time, and we thank you for your participation.

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